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SEC FILE NUMBER
8-52280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: D.Boral Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

590 Madison Avenue, 39th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brad Wilder	646-300-2508	sfleishman@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Wilder, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of D. Boral Capital, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Ryan J Whalen
Notary Public State of New York
No. 02WH6077567
Qualified in New York County
My Commission Expires April 15, 2027

Signature: B.Wilder

Title: Controller

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Supplemental Information with Report of Independent Registered Public Accounting Firm
D. Boral Capital, LLC

DECEMBER 31, 2024

D. Boral Capital, LLC

As of and for the year ended
December 31, 2024

Table of Contents

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
D. Boral Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D. Boral Capital, LLC (the "Company") as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of D. Boral Capital, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as D. Boral Capital, LLC's auditor since 2020.

Hauppauge, New York
May 28, 2025

Nawocki Smith LLP

D. Boral Capital, LLC

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	1,254,835
Due from clearing firm		1,089,845
Restricted Cash		150,032
Accounts and commissions receivable		1,809,290
Notes Receivable		3,453,942
Accrued Interest Receivable		11,334
Prepaid expenses		1,400,683
Due from Related Party		6,515,911
Fixed assets, net		4,216
ROU Asset		5,164,190
Other assets		34,346
Total assets	**$**	**20,888,624**
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	2,930,162
Commissions payable		564,109
Lease liability		5,164,190
Deferred Revenue		159,004
Total liabilities		**8,817,465**
Member's equity		
Total member's equity		**12,071,159**
Total liabilities and member's equity	**$**	**20,888,624**

See Accompanying Notes to Financial Statements

D. Boral Capital, LLC

Statement of Income
Year ended December 31, 2024

Revenue		
Commission income	$	1,918,780
Trading Income		7,220,410
Interest income		130,274
Underwriting and Investment Banking		78,579,717
Other revenue		895,311
Total revenue		**88,744,492**
Expenses		
Compensation and Benefits	$	17,083,448
Bad Debt Provision		15,894,155
Investment Banking Expenses		7,897,351
Occupancy		1,859,795
Clearance fees		162,026
Technology and communications		1,245,625
Regulatory fees		411,546
Depreciation expense		11,102
Tax Expense		231,454
Professional Fees		6,246,940
Marketing and Firm Development		659,185
Insurance		482,131
Travel and Entertainment		995,702
Fee sharing		1,424,426
Other		454,564
Total expenses		**55,059,450**
Net Income		**33,685,042**

See Accompanying Notes to Financial Statements

D. Boral Capital, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2024

		Total Capital
Balance at January 1, 2024	**$**	**1,156,111**
Net Income		33,685,042
Contributions from Partners		3,525,365
Distributions to Partners		(26,295,359)
Balance at December 31, 2024	**$**	**12,071,159**

See Accompanying Notes to Financial Statements

D. Boral Capital, LLC

Notes to Financial Statements
DECEMBER 31, 2024

Cash flows from operating activities:		
Net Income	$	33,685,042
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		11,102
(Increase) decrease in operating assets:		
Accounts and Commission Receivable		(1,809,290)
Due from Clearing		(1,089,845)
Notes Receivable		(3,453,942)
Prepaid expenses and other assets		(839,061)
Due from Related Parties		(6,240,692)
Other Assets		(31,593)
Accrued Interest Receivable		(11,334)
Increase (decrease) in operating liabilities:		
Commissions Payable		564,109
Accounts payable and accrued expenses		2,786,300
Deferred Revenue		159,004
Net cash provided by operating activities		**23,752,009**
Net cash used in investing activities		**(6,603)**
Purchase of fixed assets		*(6,603)*
Net cash used in financing activities:		**(22,769,994)**
Capital Contributions		*3,525,365*
Distributions to members		*(26,295,359)*
Net increase in cash, cash equivalents and restricted cash		**953,203**
Cash, cash equivalents and restricted cash - beginning of year		*451,664*
Cash, cash equivalents and restricted cash - end of year	**$**	**1,404,867**

Reconciliation of Cash, Cash Equivalents and Restricted Cash as reported within the Statement of Financial Condition to the amounts in the Statement of Cash Flows:

Cash	$	1,254,835
Restricted cash		150,032
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	**$**	**1,404,867**

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

D. Boral Capital, LLC (formerly known as EF Hutton Partners, Benchmark Investments, LLC. the "Company") is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"). The Company introduces its customers' business on a fully disclosed basis to a clearing broker, who clears and carries the Company's customer accounts and investment banking activities, including underwriting and advisory services.

The Company underwent a plan of conversion in the previous fiscal year. The Company formed and existing under the laws of the State of Arkansas converted into a limited liability company organized and existing under the laws of the State of Nevada.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk. Cash in excess of federally insured limits was approximately $1 million.

Receivable from Clearing Firm and Restricted Cash

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consists of commissions receivable. The receivable is considered fully collectible, and no allowance is required.

Receivables from Promissory Notes

As of December 31, 2024 the Company held promissory notes receivable totaling $3,453,942. These promissory notes represent formal written promises from customers or counterparties to pay specified amounts at future maturity dates, and generally arise from

commercial transactions, settlements, or satisfaction and discharge (S&D) agreements. Promissory notes can carry fixed interest rates and where applicable, interest income on these notes is accrued and recognized in the Statement of Income. To estimate credit losses on promissory notes, the Company applies a structured and risk-based approach that incorporates both quantitative aging analysis and qualitative legal assessment. The calculated provision is recognized as an expense in the period in which the loss is determined probable. Provisions are reassessed each reporting period and adjusted as needed to reflect changes in aging, payment behavior, legal developments, or updated assessments from legal counsel. As of December 31 2024 the allowance for credit losses was $15,527,199 on a total receivable of 18,981,141

Accounts Receivable

As of December 31 2024, accounts receivable totaled $1,809,289 representing amounts due from customers for goods and services provided in the ordinary course of business. Accounts receivable are stated at their invoiced amounts, less an allowance for credit losses. The allowance is established based on a review of the aging of outstanding balances and the application of fixed provision percentages, which reflect the Company's experience with customer defaults and current expectations of recoverability. As of December 31 2024 the allowance for credit losses was $84,375 on a total receivable of 1,893,665.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Right-of-Use Assets and Lease Liabilities

The Company has two lease arrangements for its office space which is accounted for in accordance with ASC 842. At lease commencement, the Company recognized a right-of-use (ROU) asset and a corresponding lease liability of $5,164,190 representing the present value of future lease payments. The ROU asset was measured at an amount equal to the lease liability.

Income Taxes

The Company complies with Financial Accounting Standards Board ("FASB") ASC Topic 740, Income Taxes. The Company is not a taxpaying entity for federal, New York State and

California tax reporting purposes; no provision for income taxes has been reflected in the accompanying financial statements as income or loss from the Company is included in the members individual tax returns. The Company believes that they have appropriate support for all tax positions taken, and as such, do not have any uncertain tax positions that are material to the financial statements.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Revenue Recognition and Revenue from Contracts with Customers

Revenue Recognition

Revenue is recognized in accordance with FASB ASC Topic 606, revenue from contracts with customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgements

Revenue from contracts with customers includes commission income, consulting fees and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize

revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Contractually, the Company earns trailing commissions on certain trail eligible assets ("Trail Commissions"). Trail Commissions are earned by carrying broker-dealers for ongoing support and shared with the Company as the introducing broker-dealer. The amount of the Trail Commission is based on a percentage of the current market value of the client's underlying investment holdings. Trail commissions are recognized over time in the months that the ongoing support services are performed. All revenue was recognized by the Company at a point in time on a trade date basis.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Marketing Reallowance. The Company earns marketing reallowance revenue, which is a fee paid to a securities firm that is not part of the underwriting syndicate that is bringing a new alternative product to the market. The amount of reallowance is typically a percentage of the sale of shares sold to investors. The reallowance fee typically covers the following marketing support services: providing internal marketing support personnel and marketing communications vehicles to assist the dealer manager in promoting the offering, responding to investors' inquiries concerning monthly statements, valuations, distribution rates, tax information, annual reports, redemption rights and procedures, assisting investors with

redemptions, maintaining the technology to adequately service investors and preliminary and perpetual due diligence of the product.

Consulting Fees. The Company enters into contracts with other broker-dealers to provide analysis and guidance on financial transactions and earns fees associated with these services.

Trading Income: Trading income represents income generated from the sale of shares received as non-cash compensation from underwriting agreements. These shares are acquired in connection with the Company's underwriting activities and are recognized at their book value when they become unrestricted. Subsequently, the shares are marked to market on a monthly basis. The market value of the shares is determined using the closing price on the exchange where the shares are listed at the end of each month. Any changes in fair value are recorded as unrealized gains or losses until the shares are sold.

Investment Banking

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2024, all amounts were immaterial.

As a broker-dealer registered with the SEC and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15c3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would

be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. As of December 31, 2024, there were no impairment losses recognized for long-lived assets.

3. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Fixed Assets

Fixed Assets	
Computer & Equipment's	1,829
Furniture	58,492
Software	130,254
Total Fixed Assets	**$ 190,575**
Accumulated Depreciation	$ 186,359
Net Fixed Assets	**$ 4,216**

5. Leases

The Company accounts for leases in accordance with ASC 842, recognizing a right-of-use (ROU) asset and a corresponding lease liability at the commencement date of the lease.

- The ROU asset represents the Company's right to use the underlying leased asset over the lease term. Balance as of December 31, 2024 was $5,164,190.
- The lease liability represents the Company's obligation to make lease payments arising from the lease. Balance as of December 31, 2024 was $5,164,190

For operating leases, the total lease cost is allocated on a straight-line basis over the remaining lease term. This total lease cost includes:

- The total expected lease payments over the lease term
- Any initial direct costs incurred
- Less lease costs already recognized in prior periods
If an ROU asset related to an operating lease is impaired, from the impairment date forward, the total lease cost is recognized as the **sum of**:
- The **interest accretion** on the lease liability
- The **amortization** of the impaired ROU asset

This approach ensures proper recognition of lease cost post-impairment in accordance with applicable accounting standards.

On 28 May 2021, a 8-year sublease for office space located in New York, NY with commencement date starting on February 14, 2022, and maturing on April 14 2030. The lease was originally executed by a subsidiary of the Company, was formally reassigned to the Company on April 15, 2024, making it legally responsible for the lease obligations from that date forward. This reassignment date is also the point at which the lease was recognized in the Company's financial statements under the applicable lease accounting standard.

On 28 May 2021, a 4-years and 1 and ½ month sublease for office space located in New York, NY with commencement date starting on November 15, 2023, and maturing on January 31, 2028. The lease was originally executed by a subsidiary of the Company, was formally reassigned to the Company on May 23, 2024, making it legally responsible for the lease obligations from that date forward. This reassignment date is also the point at which the lease was recognized in the Company's financial statements under the applicable lease accounting standard

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2024, the Company had net capital of $509,409 which was $265,857, in excess of its required net capital of $243,552.

7. Related Party Transactions

The Company, has made payments on behalf of the holding company for certain operational or financial obligations. These transactions represent funds advanced by the Company, which are to be reimbursed.

During the year ended December 31, 2024, the Company had $6,515,910 in shared expenses, which were due from D. Boral Capital Holdings, LLC at December 31, 2024.

8. Contingencies and Concentration of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business.

9. Segment Reporting

The Company operates in a single line of business as a securities broker-dealer, offering services that include agency transactions, investment banking, and investment advisory. Investment banking activities represent the Company's primary source of revenue and are inherently transactional in nature, often resulting in variability in earnings from period to period.

The Company's performance is primarily based on net income and closely monitors excess net capital to ensure the Company remains well-capitalized. This focus on capital adequacy supports the Company's ability to manage operational needs and protect against potential one-time or unexpected expenses.

The Company's operations are considered a single operating segment and, accordingly, a single reportable segment, The Company serves a diverse client base by providing both public and private underwriting services, as well as advising clients to help maximize the value of their capital raising efforts. While the majority of the Company's customers are located in the United States, it also services clients in Asia and Europe.

10. Subsequent Events

Events of the Company subsequent to December 31, 2024, have been evaluated through May 28th, 2024 which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2024. No subsequent events were identified that require disclosure.

SUPPLEMENTAL INFORMATION

D. Boral Capital, LLC

Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Year ended DECEMBER 31, 2024

Net Capital		
Total Member's equity	$	12,071,159
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		1,400,683
Notes Receivable		3,453,942
Related Party Receivable		6,515,911
Other Non Allowable Assets		191,215
Total deductions and/or charges		11,561,751
Net Capital	**$**	**509,409**
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		2,930,162
Commission Payable		564,109
Deferred Revenue		159,004
Total aggregate indebtedness	**$**	**3,653,275**
Minimum net capital required (6 2/3% of aggregate indebtedness)	**$**	**243,552**
Excess net capital	$	265,857

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Form-17a-5 Part IIA Focus report as of December 31, 2024, as amended on May 12, 2025

D. Boral Capital, LLC

Schedule II- Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Year ended DECEMBER 31, 2024

The Company is exempt from the determination of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

D. Boral Capital, LLC

Schedule III- Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended DECEMBER 31, 2024

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
D. Boral Capital, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) D. Boral Capital, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which D. Boral Capital, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) D. Boral Capital, LLC stated that D. Boral Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for private placements and investment banking deals. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
May 28, 2025

Nawrocki Smith LLP

D. Boral Capital, LLC
Exemption Report
Statement pursuant to Paragraph (d)(4) of Rule 17a-5

D. Boral Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for private placements and investment banking deals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

D. Boral Capital, LLC

I, Brad Wilder, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: B.Wilder

Title: Controller

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
D. Boral Capital, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of D. Boral Capital, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of D. Boral Capital, LLC and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
May 28, 2025

Nawocki Smith LLP

Reconciliation of "SIPIC Net Operating Revenues and General Assessment

Year ended DECEMBER 31, 2024

	FOCUS Part IIA Line 9 (unaudited)	**Statement of Income (audited)**
Total revenue	88,744,492	88,744,492
Additions		
Deductions	6,728,465	6,728,465
SIPC Net Operating Revenues	82,016,027	82,016,027
General Assessment @ .0015	123,024	123,024